Exhibit 2
                                                           Sub-Item 77D
                             Policies with Respect to Security Investments




                        THE DREYFUS/LAUREL FUNDS TRUST -
                  DREYFUS PREMIER LIMITED TERM HIGH YIELD FUND


Effective July 19, 2004, the Fund is permitted to invest up to 5% of its assets directly in the common stock of high yield bond issuers. This percentage will be in addition to any other common stock holdings acquired as part of warrants or "units", so that the Fund's total common stock holdings could exceed 5% at a particular time. However, the Fund currently intends to invest directly in common stocks (including those offered in an IPO) to gain sector exposure and when suitable high yield bonds are not available for sale, and expects to sell the common stock promptly when suitable high yield bonds are subsequently acquired.